Exhibit 3.1 - Amendment to Bylaws

                             RESOLUTIONS ADOPTED BY
                            THE BOARD OF DIRECTORS OF
                           FIRST COLONIAL GROUP, INC.

         Whereas, the Board of Directors desires to amend the Bylaws to clarify the procedures under which shareholders may nominate directors to be elected and proposals to be considered at a meeting of shareholders.

         Now, therefore, be it resolved that Section 202 of the Bylaws of the Corporation is hereby amended and restated in its entirety to read as follows:

         Section 202.  Nomination of Directors and Submission of Proposals.

          Nominations for directors to be elected, or proposals to be considered, at a meeting of shareholders may be made by the Board of Directors or by any shareholder of any outstanding class of capital stock of the Corporation. Nominations and proposals by the Board of Directors shall be made pursuant to such procedures as they may determine. Nominations by shareholders for directors to be elected, or proposals by shareholders to be considered, at a meeting of shareholders and which have not been previously approved by the Board of Directors must be submitted to the Secretary of the Corporation in writing, either by personal delivery, nationally-recognized express mail or United States mail, postage prepaid, not later than (i) with respect to an election to be held, or a proposal to be considered, at an annual meeting of shareholders, the latest date upon which shareholder proposals must be submitted to the Corporation for inclusion in the Corporation's proxy statement relating to such meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, or any successor rule or regulation promulgated by the SEC or, if no such rules apply, at least ninety (90) days prior to the date one year from the date of the immediately preceding annual meeting of shareholders, and (ii) with respect to an election to be held, or a proposal to be considered, at a special meeting of shareholders, the earlier of (a) thirty (30) days prior to the printing of the Corporation's proxy materials or information statement with respect to such meeting or (b) if no proxy materials or information statement are being distributed to shareholders, at least the close of business on the fifth day following the date on which notice of such meeting is first given to shareholders. Each such nomination or proposal shall set forth: (i) the name and address of the shareholder making the nomination or proposal and the person or persons nominated, or the subject matter of the proposal submitted; (ii) a representation that the shareholder is a holder of record of capital stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to vote for the person or persons nominated, or the proposal submitted; (iii) a description of all arrangements and understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination was made, or the proposal was submitted, by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated by the Board of Directors; and (v) the consent of each nominee to serve as a director of the Corporation if so elected. The officer presiding over the meeting, in his or her sole and absolute discretion, may reject any nomination or proposal not made in accordance with the foregoing.